

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.



05010095

शेअर आणि रोखे विभाग,	शेयर एवं बांड विभाग,	Shares & Bonds Department,
मध्यवर्ती कार्यालय,	केन्द्रीय कार्यालय,	Central Office,
स्टेट बँक भवन,	स्टेट बैंक भवन,	State Bank Bhavan, Madame Cama Marg,
मादाम कामा मार्ग,	मादाम कामा मार्ग,	Mumbai 400 021.
मुंबई 400 021.	मुंबई 400 021.	फॅक्स/Fax : 91-22-2285 5348
		दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

FILE NO. 82.4524

क्रमांक / No. : CO/S&B/VR/2005/ 2103   दिनांक / Date : 23-07-2005

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

SUPPL

We enclose for your information a copy of our letter No.CO/S&B/VR/2005/2085 dated the July 23, 2005 addressed to The Stock Exchange, Mumbai.

2.   Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

PROCESSED

AUG 01 2005

THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
JUL 2 8 2005
WASH. D.C. 160 SECTION

हिंदी में पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढ़ावा मिलेगा.



भारतीय स्टेट बैंक
State Bank of India

The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,	शेअर एवं बॉंड विभाग	**Shares & Bonds Department**
मध्यवर्ती कार्यालय,	केन्द्रीय कार्यालय,	Central Office,
स्टेट बँक भवन,	स्टेट बैंक भवन,	State Bank Bhavan, Madame Cama Marg,
मादाम कामा मार्ग,	मादाम कामा मार्ग,	Mumbai 400 021.
मुंबई 400 021.	मुंबई 400 021.	फैक्स/Fax: 91-22-2285 5348
		दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B /
      CO/S&B/VR/2005/ 2085

दिनांक / Date :
    23-07-2005

Dear Sir,

LISTING AGREEMENT:CLAUSE 36

FILE NO. 82.4524

In terms of Clause 36 of the Listing Agreement, we have to advise that on the point of " Significant labour problems and their proposed solutions(On the issue of Significant Land development in the Human Resources / Industrial Relations front like signing of wage agreement, implementation of Voluntary Retirement scheme etc.,", the status is advised as under:

(i) Eighth Bipartite Settlement on wage revision of workmen staff in Banks was signed between Indian Bank's Association and workmen unions / associations on 22nd June 2005,

(ii) A joint Note on salary revision of officers in Banks was signed between Indian Bank's Association and Officers' association on 2nd June 2005.

(iii) A Memorandum of Settlement on Rates of Special Pay and Duties of Special Pay carrying positions, Fixed Personal Pay, Graduation Pay and Professional Qualification Pay and 'Other Allowances' consequent to the signing of Eighth Bipartite Settlement at the Industry-level was signed between State Bank of India and All India State Bank of India Staff Federation on 16th June, 2005,

(iv) Exit-Option Scheme has been introduced for those staff members (including officers) who feel demotivated due to non-promotion on 4 occasions which includes payment of ex-gratia besides Pension and other terminal Benefits.

Yours faithfully,

General Manager
(Shares & Bonds)

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,	शेअर एवं बांड विभाग	**Shares & Bonds Department**
मध्यवर्ती कार्यालय,	केन्द्रीय कार्यालय,	Central Office,
स्टेट बँक भवन,	स्टेट बैंक भवन,	State Bank Bhavan, Madame Cama Marg,
मादाम कामा मार्ग,	मादाम कामा मार्ग,	Mumbai 400 021.
मुंबई 400 021.	मुंबई 400 021.	फैक्स/Fax: 91-22-2285 5348
		दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B /   दिनांक / Date :

CO/S&B/VR/2005/ 2108   23-07-2005

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

FILE NO. 82.4524

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/VR/2005/2087 dated the July 25, 2005 addressed to The Stock Exchange, Mumbai.

2.   Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.



हिंदी में पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई 400 021.	शेअर एवं बांड विभाग केन्द्रीय कार्यालय, स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई 400 021.	**Shares & Bonds Department** Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai 400 021. फैक्स/Fax: 91-22-2285 5348 दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B /

CO/S&B/VR/2005/2087

दिनांक / Date :

23-07-2005

Dear Sir,

LISTING AGREEMENT:CLAUSE 36
MEDIUM TERM NOTE (MTN) PROGRAMME

FILE NO. 824324

In terms of Clause 36 of the Listing Agreement, we have to advise that our Bank has concluded on 22nd July, 2005, issue of Euro 100 Mio, Fixed Rate Bonds, for a tenor of 5 years at a fixed coupon of 3.5% under the MTN Programme. The bonds will be issued as of 5th August, 2005.

Yours faithfully,

General Manager
(Shares & Bonds)

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

| शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021. | शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021. | **Shares & Bonds Department**
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888 |

क्रमांक / No. : CO / S & B /

दिनांक / Date :

FILE NO. 82.4524

CO/S&B/VR/2005/ 2110   25-07-2005

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/VR/2005/2086 dated the July 25, 2005 addressed to The Stock Exchange, Mumbai.

2.   Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,	शेअर एवं बांड विभाग	**Shares & Bonds Department**
मध्यवर्ती कार्यालय,	केन्द्रीय कार्यालय,	Central Office,
स्टेट बँक भवन,	स्टेट बैंक भवन,	State Bank Bhavan, Madame Cama Marg,
मादाम कामा मार्ग,	मादाम कामा मार्ग,	Mumbai 400 021.
मुंबई 400 021.	मुंबई 400 021.	फैक्स/Fax: 91-22-2285 5348
		दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / CO/ S&B/VR/2005/2086   दिनांक / Date :   **25-07-2005**

Dear Sir,

<u>**LISTING AGREEMENT:CLAUSE 36**</u>
<u>**DIVESTEMENT OF SHARES IN**</u>
<u>**CREDIT INFORMATION BUREAU (INDIA) Ltd., (CIBIL)**</u>

In terms of Clause 36 of the Listing Agreement, we have to advise that our Bank has divested 23.75% from its 40% shareholding in CIBIL to various Banks/Institutions on 16-05-2005.

2.   Further, on 11-07-2005, a further 2.50% stake has been divested in favour of IOB.

Yours faithfully,

General Manager
(Shares & Bonds)

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा।